Exhibit 99.1

Sinovac Enters into Amendment to Amalgamation Agreement

for Going-Private Transaction

BEIJING, April 27, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (“Sinovac” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced that on April 26, 2018, it entered into Amendment No. 2 to the Amalgamation Agreement (the “Amendment”) to further amend the Amalgamation Agreement, dated as of June 26, 2017 (as amended by Amendment No. 1 to the Amalgamation Agreement, dated as of March 26, 2018, the “Amalgamation Agreement”), among the Company, Sinovac (Cayman) Limited (“Parent”) and Sinovac Amalgamation Sub Limited (“Amalgamation Sub”), a wholly-owned subsidiary of Parent.

Under the terms of the Amalgamation Agreement, the Amalgamation Agreement may be terminated by the Company or Parent if the amalgamation of Amalgamation Sub with and into the Company (the “Amalgamation”) has not occurred on or before April 26, 2018 (the “Termination Date”). The Amendment extends the Termination Date to May 26, 2018.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions to the Amalgamation may not be satisfied or waived and other risks and uncertainties discussed in Sinovac’s filings with the SEC, as well as the Schedule 13E-3 transaction statement (and amendments thereto) and the proxy statement to be filed by the Company in connection with the proposed Amalgamation. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Investors:

ICR Inc.

Bill Zima

Tel: 1-646-308-1707

Email: william.zima@icrinc.com